U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_]  Check box if no longer                                  OMB APPROVAL
                                                     --------------------------
     subject to Section 16. Form 4 or                OMB Number: 3235-0362
     Form 5 obligations may continue.                Expires: December 31, 2001
     See Instruction 1(b).                           Estimated average burden
                                                     hours per response......1.0
[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                                11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

                               New York NY 10010
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


                          Nextel Partners, Inc. (NXTP)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


                                    May 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


 Class A Common Stock                  5/2/00         C               784,776                     28,536,301     I       (1)(13)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                31,254                     28,536,301     I       (2)(13)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                38,592                     28,536,301     I       (3)(13)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                12,690                     28,536,301     I       (4)(13)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                 2,472                      28,536,301    I       (5)(13)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                 3,522                      28,536,301    I       (6)(13)(15)
                                                                                                                         (16) (18)
                                                                                                                         (19)

 Class A Common Stock                  5/2/00         C                45,882                     28,536,301     I       (7)(14)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C                17,040                     28,536,301     I       (8)(14)(16)
                                                                                                                         (18)(19)

 Class A Common Stock                  5/2/00         C               139,326                     28,536,301     I       (9)(15)(18)
                                                                                                                         (19)

 Class A Common Stock                  5/2/00         C                20,766                     28,536,301     I        (10) (17)
                                                                                                                          (18)(19)

 Class A Common Stock                  5/2/00         C               147,990                     28,536,301     I        (11)(15)
                                                                                                                          (16)(18)
                                                                                                                          (19)

 Class A Common Stock                  5/2/00         C                 1,512                     28,536,301     I        (12)(15)
                                                                                                                          (16)(18)
                                                                                                                          (19)


*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of informa- tion contained in this form are not required to respond unless the (Over) form displays a currently valid OMB control number


                                                                          (Over)
                                                                 SEC 2270 (7-96)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                       9.        10.
                                                                                                       Number    Owner-
                                                                                                       of        ship
                 2.                                                                                    Deriv-    of
                 Conver-                    5.                              7.                         ative     Deriv-   11.
                 sion                       Number of                       Title and Amount           Secur-    ative    Nature
                 or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     action   (Instr. 3,    ------------------          or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  Code     4 and 5)      Date       Expira-          Number  ity      Year      (I)      ship
Security         Secur-   Day/     (Instr.  ------------  Exer-      tion             of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    8)        (A)   (D)    cisable    Date     Title   Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant         $0.00167  5/2/00    C          1,245,822  Immediately 1/29/04 Class A 1,245,822            0
                                                                            Common Stock




====================================================================================================================================


     Explanation of Responses


See Attachment A for footnotes:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

Credit Suisse First Boston , acting
solely on behalf of the Credit Suisse
First Boston business unit



 /s/ Lindsay Hollister              2/15/01
 ----------------------------- -----------------
 By: Lindsay Hollister               Date
 ** Signature of Reporting Person

                                                                    Attachment A

                            Explanation of Responses

1. These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II") which is a partnership.

2. These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A") which is a partnership.

3. These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II") which is a partnership.

4. These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium") which is a partnership.

5. These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A") which is a partnership.

6. These securities are held directly by DLJ EAB Partners, L.P. ("EAB") which is a partnership.

7. These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified") which is a partnership.

8. These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A") which is a partnership.

9. These securities are held directly by DLJMB Funding II, Inc. ("Funding II") which is a Delaware corporation.

10. These securities are held directly by UK Investment Plan 1997 Partners ("1997 Partners").

11. These securities are held by DLJ ESC II, L.P. ("ESC II") which is a partnership.

12. These securities are held by DLJ First ESC, L.P. ("ESC") which is a partnership.

13. DLJ Merchant Banking II, Inc. ("MB II Inc.") is the Managing General Partner of each of Partners II, Partners II-A, Millennium, and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II Inc. is also the Managing Member of MB II LLC.

14. DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

15. DLJ LBO Plans Management Corporation is the Managing General Partner of EAB, ESC and ESC II.

16. DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of MB II Inc., Diversified Partners and Funding II.

17. These securities are held indirectly by UK Investment Plan 1997, Inc. ("Plan 1997"), the General Partner of 1997 Partners.

18. Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the sole stockholder of DLJCI, DLJ LBO Plans Management Corporation and Plan 1997.

19. This Form 5 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

     Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

     CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

     The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.